UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

April 2, 2013	Commission File Number: 0001284823

XYRATEX LTD

(Translation of registrant’s name into English)

Langstone Road,

Havant
PO9 1SA
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 2, 2013, Xyratex Ltd (the “Company”) announced that Steve Barber has stepped down as the Company’s Chief Executive Officer and as a member of the Company’s Board of Directors (the “Board”), effective April 2, 2013, and that the Board has appointed Ernie Sampias as Interim Chief Executive Officer.  The press release announcing the change in executive leadership is attached hereto as Exhibit 99.1.

In addition, on April 2, 2013, the Company announced, jointly with its largest shareholder, Baker Street Capital Management, LLC (“Baker Street”), that it has reached an agreement (the “Agreement”) with Baker Street that provides for, among other things, the appointment of two Baker Street designees to the Board.  The Agreement and joint press release announcing the Agreement are attached hereto as Exhibits 10.1 and 99.2.

Incorporation by Reference

This Form 6-K and Exhibits 10.1, 99.1 and 99.2 attached hereto are hereby incorporated by reference into our registration statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2012 (File No. 333-184997), Form S-8 filed with the Securities and Exchange Commission on September 28, 2010 (File No. 333-169612), Form S-8 filed with the Securities and Exchange Commission on November 9, 2006 (File No. 333-138570), Form S-8 filed with the Securities and Exchange Commission on May 25, 2005 (File No. 333-125244), Form S-8 filed with the Securities and Exchange Commission on June 24, 2004 (File No. 333-116811), Form S-8 filed with the Securities and Exchange Commission on June 24, 2004 (File No. 333-116810) and Form S-8 filed with the Securities and Exchange Commission on June 24, 2004 (File No. 333-116808).

Exhibits

Exhibit	Description

10.1	Investor Agreement dated as of April 2, 2013 by and among Xyratex Ltd, Baker Street Capital Management, LLC, Vadim Perelman and Kenneth Traub
99.1	Press Release
99.2	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: April 2, 2013	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

10.1	Investor Agreement dated as of April 2, 2013 by and among Xyratex Ltd, Baker Street Capital Management, LLC, Vadim Perelman and Kenneth Traub
99.1	Press Release
99.2	Press Release